FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

COUNTRY Capital Management Company
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **COUNTRY Capital Management Company**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 Towanda Ave.

(No. and Street)

Bloomington	**IL**	**61701**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doug Ellerman	**309-821-6285**	doug.ellerman@countryfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

155 N. Wacker Dr.	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

10/10/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Ellerman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COUNTRY Capital Management Company, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DENISE L VERPLAETSE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01/26/2027

Signature: Doug Ellerman

Title: Chief Financial Officer, Financial and Operations Principal (FINOP)

Denise L. Verplaetse
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Year Ended December 31, 2025

Contents



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2025, the related Statement of Operations, Statement of Changes in Stockholder's Equity and Statement of Cash Flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as COUNTRY Capital's auditor since 1989

February 27, 2026

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	1,132,900
Investment securities, trading, at fair value		4,776,084
Receivable due from parent and affiliates		11,335
Accounts receivable - net of credit loss allowance		618,038
Income taxes recoverable		37,708
Prepaid expenses		42,141
Other assets		9,462
Total assets	$	6,627,668

Liabilities and stockholder's equity

Liabilities:		
Accounts payable and accrued expenses	$	816,491
Payable to parent and affiliates		132,545
Income taxes payable		20,886
Net deferred tax liability		71,091
Contract liability		21,754
Total liabilities		1,062,767
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares		500,000
Retained earnings		5,064,901
Total stockholder's equity		5,564,901
Total liabilities and stockholder's equity	$	6,627,668

See accompanying notes

COUNTRY Capital Management Company

Statement of Operations

Year Ended December 31, 2025

Revenues

Marketing fees:		
Insurance sales	$	8,045,475
Mutual fund sales		2,599,664
College savings plans		371,260
Service fees from parent		1,500,000
Investment income		264,683
Net gain on trading securities		176,310
Total revenues		12,957,392

Expenses

Commission expense:	
Insurance sales	4,920,927
Mutual fund sales	1,458,135
College savings plans	205,223
General management services – affiliates	3,711,700
Professional services	8,952
Dues and assessments	293,815
Other expenses	49,961
Total expenses	10,648,713
Income before income taxes	2,308,679

Income taxes:		
Current income tax expense		551,864
Deferred income tax expense		58,927
Total income tax expense		610,791
Net income	$	1,697,888

See accompanying notes

COUNTRY Capital Management Company

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2025

	Common Stock		Retained Earnings		Total	
Stockholder's equity, beginning of period as reported	$	500,000	$	5,436,133	$	5,936,133
Prior period error correction		–		(69,120)	$	(69,120)
Stockholders' equity, beginning of period corrected		500,000		5,367,013		5,867,013
Net income		–		1,697,888		1,697,888
Dividends paid				(2,000,000)		(2,000,000)
Stockholder's equity, end of period	$	500,000	$	5,064,901	$	5,564,901

See accompanying notes

COUNTRY Capital Management Company

Statement of Cash Flows

Year Ended December 31, 2025

Operating activities

Net income	$	1,697,888
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		58,927
Net unrealized gain on investment securities		(208,452)
Purchase of trading securities		(2,569,662)
Sale of trading securities		2,387,758
(Increase) decrease in assets		
Receivable due from parent and affiliates		6,457
Accounts receivable - net of credit loss allowance		26,051
Income taxes recoverable		938
Prepaid expenses		(4,316)
Other assets		2,624
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		(98,216)
Payable to parent and affiliates		(50,041)
Income taxes payable		765
Contract liability		(4,980)
Net cash provided by operating activities		1,245,741

Financing activities

Cash dividends paid		(2,000,000)
Net cash used for financing activities		(2,000,000)
Total decrease in cash and cash equivalents		(754,259)
Cash and cash equivalents at beginning of year		1,887,159
Cash and cash equivalents at end of year	$	1,132,900

See accompanying notes

COUNTRY Capital Management Company

Notes to Financial Statements

December 31, 2025

1. Nature of Operations and Organization

Operations and Organization

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Company (IAHC), which, in turn, is a subsidiary of the Illinois Agricultural Association (IAA).

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable and fixed annuities, variable universal life insurance, and college savings plans for the financial representatives of the COUNTRY Financial brand. Marketing fees from variable and fixed annuities and variable universal life insurance products represented approximately 62% of total revenues in 2025. Marketing fees from mutual funds represented approximately 20% of total revenues in 2025 and are generated through the sales of mutual funds offered by unaffiliated brokers. Marketing fees from sales of college savings plans represented approximately 3% of total revenues in 2025. Although COUNTRY Capital is registered in 31 states, its principal market is Illinois.

COUNTRY Capital operates as a single-segment securities broker-dealer, which is comprised of principal and agency transactions. As overseer of the financial operations and results of COUNTRY Capital, the Financial and Operational Principal (FINOP) will also act as COUNTRY Capital's Chief Operating Decision Maker (CODM). As a single-segment entity, the FINOP relies on the reported Net Income as the primary measure of COUNTRY Capital's operating results and financial performance. Additionally, the CODM uses excess net capital (see Supplementary Information), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. As COUNTRY Capital's operations constitute a single operating segment, therefore a single reportable segment, the CODM manages the business activities using information of COUNTRY Capital as a whole. The accounting policies used to measure the profit and loss of COUNTRY Capital are those described in the Note 2 Significant Accounting Policies. Revenue of $3,455,957, $2,466,471, $2,249,129, and $1,351,255 from Jackson National, American Funds, Transamerica, and Protective Life, respectively, each exceeded ten percent of COUNTRY Capital's total revenue.

COUNTRY Capital is not the subject of legal proceedings, arbitrations, or inquiries that would materially impact its financial condition.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Investment Securities

The investment portfolio is carried at fair value. Changes in fair values of these securities are reported in earnings. Fair values of exchange traded funds and mutual funds are based upon quoted market prices.

In determining the cost basis of a security upon its sale, COUNTRY Capital uses the specific identification of that security's cost basis.

Revenue Recognition

COUNTRY Capital earns marketing fees from the insurance companies, mutual funds and college savings plans it has contracts with. The marketing fees are broken down into the upfront sales commission earned at a point in time upon the sale of distribution services and a trail commission earned over time for providing ongoing distribution services. Marketing fee income is recognized as revenue on a trade-date basis as transactions occur.

Additionally, COUNTRY Capital earns a service fee from its parent, COUNTRY Life. The service fee is earned ratably over the annual service period, based on the terms of the service agreement, for maintaining a block of compliant insurance and financial products.

2. Significant Accounting Policies (continued)

Within the identified insurance company, mutual funds and college savings plan promises, COUNTRY Capital identified a distinct service, the promise to sell, and a promise to provide distribution services. COUNTRY Capital determined that each day of service is distinct in that each day is both capable of being distinct as the customer can benefit from each day on its own and no day of service significantly impacts COUNTRY Capital's ability to fulfill another day of service nor does one day significantly modify another day. Additionally, COUNTRY Capital determined that the services represent a series of distinct services in that each day is substantially the same and has the same pattern of transfer to the customer. Therefore, the performance obligations are that of 1) selling, and 2) providing distribution services.

The upfront and trail commissions are both considered variable. The upfront commission is considered variable due to the existence of chargeback rights if the investor withdraws the funds within a certain amount of time. The trail commission is considered variable as it is based upon the assets under management held after a specified holding period. Based on COUNTRY Capital's assessment of variable constraints, COUNTRY Capital recognizes a refund liability for chargebacks representing the amount expected to be refunded. As of December 31, 2025, the refund liability for chargebacks is $21,754 recorded as a Contract liability in the Statement of Financial Condition.

COUNTRY Capital records receivables for marketing fees in the month the performance obligations are met using the output method which is a direct measurement of the value of the services transferred to the customer to date. Accruals are estimated based on the expected value. As of December 31, 2025, the receivable balance is $623,839, net of $5,801 of credit loss allowance.

Contract costs will be accrued and recorded as contract liabilities. These costs are expensed at the time the performance obligation is met as substantially all the efforts in generating the upfront and trail commissions have been completed. As of December 31, 2025, there is no accrued liability for contract costs recorded in the Statement of Financial Condition.

	Point In Time	Over Time	Total
Insurance sales	$ 4,800,361	$ 3,245,114	$ 8,045,475
Mutual fund sales	1,338,513	1,261,151	2,599,664
College savings plans	116,506	254,754	371,260
Service fees from parent		1,500,000	1,500,000

2. Significant Accounting Policies (continued)

Financial Instruments - Credit Losses

COUNTRY Capital estimates expected credit losses over the life of its financial assets, as of the reporting date, based on relevant information about past events, current conditions, and reasonable and supportable forecasts. COUNTRY Capital records the estimate of expected credit losses as an allowance for credit losses, if any. To determine the expected credit loss estimate COUNTRY Capital applies a percentage to the balance of trade receivables each month. The percentage is based on vendor information, current market conditions, and forecast of future market conditions. Credit loss allowances are recorded net in Accounts receivable in the Statement of Financial Condition.

Credit Loss Allowance

January 1, 2025	$	5,928
Current year change in credit loss reserve		(127)
December 31, 2025	$	5,801

Effect of New Accounting Pronouncements

Income Tax Disclosures

In December 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-09, Improvements to Income Tax Disclosures which became effective for annual periods beginning after December 15, 2024. COUNTRY Capital adopted the new guidance effective January 1, 2025. The guidance requires additional disclosures pertaining to the rate reconciliation and income taxes paid, which are included in Footnote 7.

Prior Period Error Correction

During the current year, COUNTRY Capital identified an error of $94,501 related to prior periods. The error was immaterial to all prior periods individually, and in the aggregate, and therefore prior-period financial statements have not been restated. The error was corrected by decreasing opening stockholders equity with recording a cumulative adjustment to the opening balance as of January 1, 2025 for $69,120, net of tax. For the cash portion related to this error, cash and cash equivalents at the beginning of the year in the statement of cash flows reflects a $29,347 cash reduction.

COUNTRY Capital Management Company

Notes to Financial Statements (continued)

3. Investment Securities

COUNTRY Capital has a portfolio of investment securities which are carried at fair value based on quoted market prices, with changes in fair value reported in earnings. The $176,310 net gains on investment securities included in the Statement of Operations includes $32,142 of net realized losses on investment securities sold during the year and $208,452 of net unrealized gains on investment securities still held at December 31, 2025.   The remaining $0 reflects losses on short-term investments during the year.

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the accompanying Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair values. There is no uncertainty noted in the fair value measurements as of the reporting date and any changes in the fair value measurements would not materially impact COUNTRY Capital's performance or cash flows. The hierarchy of inputs, as defined by Accounting Standards Codification 820, *Fair Value Measurements and Disclosures,* is as follows:

Level 1 - Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2 - Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3 - These are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements, by level, for the investment securities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
December 31, 2025				
Investments in mutual funds:				
U.S. fixed income	$ 2,955,163	$ -	$ -	$ 2,955,163
International fixed income	599,801	-	-	599,801
U.S. equities	927,887	-	-	927,887
International equities	293,233	-	-	293,233
Total	$ 4,776,084	$ -	$ -	$ 4,776,084

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c-3 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, COUNTRY Capital had net capital of $4,190,012 and net capital requirements of $100,000. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.24 to 1.00 at December 31, 2025. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

In March of 2025, COUNTRY Capital paid a dividend of $2,000,000 to COUNTRY Life. Both net capital and aggregate indebtedness were taken into consideration when determining the amount of the dividend.

COUNTRY Capital is a party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products not offered by COUNTRY Life. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $1,500,000 in 2025. The service fees generated under this agreement accounted for 12% of COUNTRY Capital's total revenues in 2025.

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital recorded $3,700,380 in 2025 of expense for the management and operational services provided by CC Services, Inc., which are included in General management services - affiliates in the accompanying Statement of Operations. As of December 31, 2025, the net payable to CC Services, Inc. was $130,274. Respective balances are included in the receivable from and payable to parent and affiliate lines in the accompanying Statement of Financial Condition. COUNTRY Capital recorded $11,320 in 2025 for services provided by IAA including, but not limited to, administration services, board of directors, general counsel, and treasury services, which are included in General management services - affiliates in the accompanying Statement of Operations.

COUNTRY Capital administers existing policies and contracts based on regulatory requirements and agent commissions related to the closed block of variable universal life and variable annuity business for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital earned commissions of $159,066 for brokering products during 2025 which are included in Marketing fees - Insurance sales in the accompanying Statement of Operations. As of December 31, 2025, commissions receivable from COUNTRY Investors Life Assurance Company of $9,063 are included in Receivable due from parent and affiliates in the accompanying Statement of Financial Condition.

7. Income Taxes

COUNTRY Capital will file a consolidated federal income tax return with the IAHC and its subsidiaries. The 2025 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, dividend received deduction, and prior year taxes. As of December 31, 2025, the net recoverable from IAHC for income taxes was $27,895. Respective balances are included in the income tax recoverable and payable lines in the accompanying Statement of Financial Condition. The Company has a written agreement which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. As provided in Treasury Regulation Section 1.1552-1(a)(2) as supplemented by the methodology in Section 1.1502-33(d)(3), allocation of the consolidated tax liability to each company of the consolidated group is based upon that company's separate return liability provided, however, that intercompany transactions which are deferred under a consolidated return, as well as losses incurred and credits utilized by the consolidated group, shall be recognized. Such provisions shall be applied taking into account the subgroup method set forth in Treasury Regulation Section 1.1502-47 and the related limitations on utilizing a loss from a life or nonlife subgroup, as applicable, against the income of the other subgroup. Intercompany tax balances are settled within 30 days of the filing of the applicable estimated or actual consolidated federal income tax return.

The components of income tax expense for the year ended December 31, 2025 are as follows:

	Federal	State	Total
Current income tax expense	$ 406,870	$ 145,000	$ 551,870
Refunds received of interest previously paid	-	(6)	(6)
Deferred income tax expense	42,611	16,316	58,927
Income tax expense	$ 449,481	$ 161,310	$ 610,791

7. Income Taxes (continued)

A rate reconciliation of COUNTRY Capital's effective tax rate for the year ended December 31, 2025 is as follows:

	Amount	Tax Rate
Tax using U.S. federal statutory tax rate	$ 484,823	21.0%
State and local income taxes, net of		
Federal income tax effect (a)	127,434	5.5
Nontaxable or non-deductible Items	(1,383)	(0.1)
Other adjustments	(83)	-
Income tax expense / effective tax rate	$ 610,791	26.4%

(a) The state of Illinois accounts for a majority (greater than 50%) of the state and local income tax category included above.

COUNTRY Capital made net federal and state tax payments of $402,755 and $147,412 respectively, in 2025. Net tax payments of $124,374 were made to the state of Illinois.

The gross deferred tax asset at December 31, 2025 relates primarily to the unrealized loss on investments as well as ASC 606 Allowance adjustments as of December 31, 2025. The gross deferred tax liability at December 31, 2025 relates primarily to prepaid expenses and unrealized gain on investments. At December 31, 2025, COUNTRY Capital had recorded gross deferred tax assets and liabilities of $25,898 and $96,989 respectively; and no valuation allowances.

COUNTRY Capital did not recognize any liability for uncertain tax positions and does not foresee any changes in the next 12 months.

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. For the year ended December 31, 2025, COUNTRY Capital received refunds for interest previously paid of $6 and did not have any tax penalty expense.

7. Income Taxes (continued)

COUNTRY Capital, as a member of the consolidated filing with IAHC, files tax returns in the U.S. federal and Illinois jurisdictions. COUNTRY Capital files additional state tax returns with CC Services, Inc., or on a stand alone basis depending on the state. As of 2025, the tax years that remain subject to examination begin with 2016.

At December 31, 2025, COUNTRY Capital has no federal or state net operating loss carryforwards.

On July 4th, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into Law (Codified as Public Law 119-21 and enacted through H.R. 1). COUNTRY Capital has evaluated OBBBA and determined it does not have a material impact on its current or deferred income taxes.

8. Subsequent Events

Subsequent events have been evaluated through February 27, 2026, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

Supplementary Information

COUNTRY Capital Management Company

Schedule I - Computation of Net Capital and
Aggregate Indebtedness Under Rule 15c3-1

December 31, 2025

Aggregate Indebtedness:		
Accounts payable and accrued expenses, income taxes payable,		
payable to parent and affiliates, and contract liability		$ 991,676
Net capital		
Common stock		500,000
Retained earnings		5,064,901
Total stockholder's equity		5,564,901
Addition adjustment:		
Net deferred tax liability		71,091
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliates	$ 11,335	
Accounts receivable - net of credit loss allowance	618,038	
Income taxes recoverable	37,708	
Prepaid expenses	42,141	
Securities haircut	736,758	1,445,980
Net capital		$ 4,190,012
Minimum net capital requirement (greater of		
$100,000 or 6-2/3% of aggregate indebtedness)		$100,000
Net capital in excess of requirements		4,090,012
Net capital as above		$ 4,190,012
Ratio of aggregate indebtedness to net capital		0.24 to 1

No material differences exist between the above computation and the computation included in COUNTRY Capital's corresponding unaudited FOCUS Part IIA filing as of December 31, 2025 submitted January 27, 2026.